SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)

Avenida Periférico Sur No. 4829, 4to Piso, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2002
TFM, S.A. de C.V. and Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
	By:	/s/ Mario Mohar Ponce Mario Mohar Ponce Chief Executive Officer

This Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Registration Statements on Form F-3, Numbers 333-90710 and 333-90712.

EXHIBIT INDEX

EXHIBIT 99.1 :	Grupo TMM, S.A. Press Release dated October 24, 2002 (TMM AND KCS PROVIDE ADDITIONAL INFORMATION ABOUT FAVORABLE RULING ON TFM VAT SUIT )